SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

For December 27, 2007

Euro Tech Holdings Company Limited

(Translation of Registrant’s name into English)

 18/F Gee Chang Hong Centre, 65 Wong Chuk Hang Road, Hong Kong

(Address of Principal Executive Offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐          No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with
Rule 12G3-2(b):82

This Report on Form 6-K of EuroTech Holdings Company Limited consists of the following document that is attached hereto as an exhibit and incorporated by reference herein.

Exhibit 99.1  Press Release issued by Registrant on December 27, 2007, entitled “EuroTech Holdings Company Limited Reports Interim Results for the Six Months ended June 30, 2007 and Short And Mid Term Actions.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EURO TECH HOLDINGS COMPANY LIMITED
(Registrant)

Dated: December 31, 2007	By:	/s/ Jerry Wong
Jerry Wong
Chief Financial Officer